UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. 1)*


                             U.S. Home & Garden Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   902939 10 7
                                 (CUSIP Number)

                                 Maureen Kassel
                        655 Montgomery Street, Suite 830
                 San Francisco, California 94111 (415) 616-8111
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                      December 10, 1997; December 15, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages

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CUSIP NO. 902939 10 7                                         Page  2 of 4 Pages
---------------------                                         ------------------


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   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Maureen Kassel


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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS*

       PF 00


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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States


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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            325,000 (issuable upon exercise of options and warrants)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             680,650 (of which 325,000 shares are issuable upon
                       exercise of options and warrants)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       680,650 (of which 325,000 shares are issuable upon exercise of options and warrants)

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.4%

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  14   TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 4 Pages

     This amended Schedule 13D is being filed by Maureen Kassel (the "Reporting Person") and relates to shares of the Common Stock, par value $.001 per share ("Common Stock"), of U.S. Home & Garden Inc. (the "Company") beneficially owned by the Reporting Person. The principal executive offices of the Company are located at Suite 830, 655 Montgomery Street, San Francisco, California 94111.

Item 5. Interest in Securities of the Issuer.

     (a) According to information received from the Company, there were 19,819,980 shares of Common Stock outstanding on the close of business on December 15, 1997 and 19,859,980 shares of Common Stock outstanding as of December 23, 1997. All calculations in this item are based upon the number of shares outstanding on December 23, 1997. The Reporting Person beneficially owns 680,650 shares of Common Stock, comprising 3.4% of the issued and outstanding shares of Common Stock, including (i) 325,000 shares issuable upon exercise of currently exercisable options and warrants owned by the Reporting Person directly; and (ii) 355,650 shares owned of record by the Reporting Person, as to which shares the Reporting Person has granted to her husband, Robert Kassel, an irrevocable proxy to vote such shares. The Reporting Person disclaims beneficial ownership of any other shares of Common Stock beneficially owned by her husband or children.

     The foregoing calculation is made pursuant to Rule 13d- 3 promulgated under the Securities Exchange Act of 1934.

     (b) The Reporting Person has sole power to vote and dispose of all of the securities described in Items 5(a)(i).

     The Reporting Person has the power to dispose of, but not vote, the securities described in Item 5(a)(ii) above by virtue of her having granted her husband the proxy referred to in Item 5(a) above.

     (c) The Reporting Person has not effected any transactions in shares of Common Stock or in options or warrants to purchase Common Stock during the past 60 days other than as follows: On December 10, 1997 the Reporting Person contractually committed to sell 120,000 shares of Common Stock to the underwriters ("Underwriters") of the public offering of Common Stock ("Offering") which transaction was consummated on December 15, 1997. These shares were sold to the

                                Page 3 of 4 Pages

     Underwriters for $3.9525 per share (representing the $4.25 price to public less 7% underwriting discounts and commissions). In addition, on December 23, 1997, the Reporting Person sold an additional 110,000 shares of Common Stock to the Underwriters at $3.9525 per share in connection with the exercise by the Underwriters of a portion of the over-allotment option granted to them in connection with the Offering. In connection with the foregoing sales, the Reporting Person has agreed not to sell any shares of Common Stock or options or warrants to purchase Common Stock for a period of 180 days from December 10, 1997 without the consent of the lead managing underwriter of the Offering.

     (d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by her.

     (e) The Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the shares of Common Stock on December 15, 1997.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  January 15, 1998

                                                     /s/ Maureen Kassel
                                                     ---------------------------
                                                         Maureen Kassel


                                Page 4 of 4 Pages